Filed pursuant to Rule 433(d)

Registration  Statement  No. 333-131369

AB SVENSK EXPORTKREDIT

(Swedish Export Credit Corporation or SEK)

Final Term Sheet

Principal Amount:	NZD500,000,000
Maturity:	June 30, 2014
Coupon:	7.625% per annum, payable semi-annually
Reoffer Price:	99.395% of principal amount
Commissions and Expenses:	0.25% of principal amount and expense reimbursement of NZD100,000
Net Proceeds to the Issuer:	NZD495,625,000
Interest Payment Dates:	June 30 and December 30, commencing December 30, 2007, resulting in short first coupon
Business Days:	New York, London, Auckland and Wellington
Day Count:	Actual/Actual ICMA
Documentation:	In accordance with SEK’s US MTN Programme
Settlement Date:	July 10, 2007
CUSIP:	002546AT6
ISIN:	US00256AT61
Lead Manager:	The Toronto-Dominion Bank
Denominations:	NZD5,000 and integral multiples of NZD5,000 in excess thereof
Listing:	None

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a)                        to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)                       to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)                        in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each Manager has agreed that:

(a)                                  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)                                 it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Kingdom of Sweden

Each Manager confirms and agrees that it will not, directly or indirectly, offer for subscription or purchase or issue invitations to subscribe for or buy or sell Notes or distribute drafts or definitive documents in relation to any such offer, invitation or sale in the Kingdom of Sweden, except in compliance with the laws of the Kingdom of Sweden.

New Zealand

The Issuer does not intend that the Notes should be offered for sale or subscription to the public in New Zealand in terms of the Securities Act 1978.  Each Manager shall: (i) observe all applicable laws and regulations in any jurisdiction in which it may subscribe, offer, sell or deliver Notes; and (ii) not subscribe, offer, sell or deliver Notes or distribute the Prospectus or any other offering material relating to the Notes in any jurisdiction except under circumstances that will result in compliance with all applicable laws and regulations.  Without limiting the previous sentence:  (i) each Manager has represented and agreed (and each further Manager appointed will be required to represent and agree) that it is a person whose principal business is the investment of money or who, in the course of and for the purpose of its business, habitually invests money; and (ii) no Manager may offer, sell or deliver Notes or distribute any advertisement or offering material relating to the Notes, in breach of any provision of the Securities Act 1978.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling TD Securities (USA) LLC collect at 1-800-263-5292.